SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Disposal of Treasury Stock

A. Total number of shares to be disposed

1. Common stock: 361,353 shares (0.14% of total issued shares)

B. Estimated aggregate disposal amount

1. Common stock: KRW 11,545,228,350

*	The aggregate disposal amount is alterable depending on the share price.

C. Price of shares to be disposed: KRW 31,950 (Assuming the closing price as of the day before board resolution date)

D. Date of board resolution: March 16, 2012

E. Disposal period

1. Beginning period: March 20, 2012

2. Ending period: May 15, 2012

F. Purpose of disposal: Mandatory disposal after acquiring treasury shares from shareholders who had exercised appraisal rights in opposition during the merger with ktf in June 2009

*	Commercial Code and FISCMA (Financial Investment Service and Capital Market Act) state that purchased shares should be disposed within three years from the acquisition date.

G. Method of disposal: disposed to the market

H. Details of treasury stock before/after disposal

Type of stock	Before disposal		After disposal
	No. of shares	Ratio (%)	No. of shares	Ratio (%)
Common stock	17,810,562	6.82	17,449,209	6.68